JAFFE & FALK, LLC
777 TERRACE AVENUE
HASBROUCK HEIGHTS, NEW JERSEY 07604
TELEPHONE (201) 288-8282
FACSIMILE (201) 288-8208
EMAIL: lej@jaffefalkllc.com

March 30, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Dialysis Corporation of America - File No. 0-8527
Annual Report on Form 10-K for the year ended December 31, 2004

Gentlemen:

Enclosed for filing pursuant to the EDGAR system is the Annual Report on Form 10-K for Dialysis Corporation of America (“DCA”) for the year ended December 31, 2004, with financial statements, schedule and exhibits.

Very truly yours,

JAFFE & FALK, LLC
/s/ LAWRENCE E. JAFFE

Lawrence E. Jaffe, Esq.
Counsel to Dialysis Corporation of America
LEJ:nac
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